UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 4, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 4, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - June 2016

Mumbai, July 4, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for June 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUNE 2015	JUNE 2016	JUNE 2015	JUNE 2016	JUNE 2015	JUNE 2016
Micro	NANO	1711	398	1700	481	20	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	7156	9305	6814	11224	164	63
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	2	0	57	39
UV1	SUMO	748	237	765	281	86	10
UV2	SAFARI, SUMO GRANDE, MOVUS	935	395	936	482	2	13
UV3	ARIA, XENON	34	0	14	14	0	0
V1	VENTURE	8	44	50	27	0	0
V2	ACE MAGIC, MAGIC IRIS	1804	378	2094	2464	13	39
N1- A1	ACE, ACE EX, ACE Zip	7905	8747	6957	7181	1269	1644
N1- A2	Super ACE, TATA207, XENON, Winger DV	2753	3503	1843	2848	1021	957
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	95	256	71	157	4	42
M2- A2	Winger 14 seats, SFC407, CityRide	375	366	405	385	16	76
N2- A1	SFC407, LPT407	1014	443	1264	1184	105	133
N2- A2	SFC709, LPT709	1047	209	225	320	87	52
N2- A3	LPT9109	766	231	336	347	138	120
N2- A4	LPT1109	497	178	990	752	116	163
M3- A2	LP709, SFC410, LP410	1020	1552	1233	1478	263	287
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	561	729	825	762	54	48
M3- C2	LPO1512, LPO1612, Starbus, Divo	935	478	632	661	266	375
N3- A1	LPT1613, LPK1616, SK1613	3448	3755	1808	1436	626	842
N3- B1(a)	LPT2518, LPK2518	3094	3318	2679	2542	403	407
N3- B1(b)	LPT3118	3005	4215	2363	1807	0	168
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	343	314	217	0
N3-B2(d)	LPS4018, LPS4023	1368	2528	1353	1505	95	125
N3- B2(e)	LPS4928	208	774	121	21	24	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	169	272	150	185	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.